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                                                                      EXHIBIT 57

[TEXT OF JUNE 4, 1999 ELECTRONIC TRANSMISSION]

As many of you already are aware, on May 21, 1999, RSC announced the termination of our merger agreement with NationsRent. We want to commend and thank each of you on your efforts to make the RSC/NationsRent merger a reality, but, in the end, both parties mutually decided to make a clean break and go our separate ways.

The termination of the NationsRent merger agreement, however, has not affected United Rentals' tender offer, which is still pending, or its ongoing solicitation of RSC's shareholders to remove RSC's Board of Directors. The termination of the NationsRent merger also did not affect the Board's recommendation with respect to the tender offer -- the Board is presently maintaining its recommendation that RSC's shareholders reject the United Rentals' offer.

RSC has also announced that its Board of Directors has directed RSC's financial advisors -- Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated -- to conduct a review of the strategic alternatives available to RSC, including RSC remaining as an independent company, and to present the results of their review to the Board. The Board, in turn, intends to carefully evaluate the results of this review, decide what action is in the best interests of RSC's shareholders and implement that decision. This process is currently underway.

We continue to be proud of the hard work and dedication of all our employees during this difficult and confusing time. We ask you to be patient and to continue to focus on performing your job to the best of your abilities and on pursuing the goals of our business -- not the least of which is providing quality service to our customers.

You should know that RSC's management, its Board of Directors and a group of highly experienced outside advisors are and will continue to handle these recent developments appropriately and will continue to keep you informed of important developments.



        [See Next Page for Certain Information Concerning Participants]
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                  Certain Information Concerning Participants

Rental Service Corporation ("RSC") and certain other persons named below may be deemed to be "participants" in the solicitation of revocations of consents in response to the consent solicitation by United Rentals, Inc. ("United Rentals"). The participants in this solicitation may include the directors of RSC (Martin
R. Reid (Chairman of the Board and Chief Executive Officer), William M. Barnum, Jr., James R. Buch, David P. Lanoha, Christopher A. Laurence, Eric L. Mattson, Britton H. Murdoch and John M. Sullivan); and the following executive officer:
Robert M. Wilson (Executive Vice President, Chief Financial Officer, Secretary and Treasurer). As of May 31, 1999, Martin R. Reid beneficially owned 538,545 shares, or 2.2%, of RSC's common stock, and William M. Barnum, Jr. beneficially owned 455,317 shares, or 1.8%, of RSC's common stock. None of the other foregoing participants individually or in the aggregate beneficially owns in excess of 1% of RSC's common stock.

Pursuant to the terms of separate engagement letters, each effective as of April 5, 1999, RSC retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. Incorporated ("Morgan Stanley") as its financial advisors with respect to United Rentals' offer to purchase RSC's common stock, for which Merrill Lynch and Morgan Stanley may receive substantial fees. Pursuant to the engagements of Merrill Lynch and Morgan Stanley, RSC has also agreed to reimburse each of Merrill Lynch and Morgan Stanley, respectively, for certain reasonable out-of-pocket expenses (including the reasonable fees and disbursements of legal counsel) and to indemnify each of Merrill Lynch and Morgan Stanley and certain respective related parties from and against certain liabilities, including liabilities under the federal securities laws, arising out of their respective engagements.

Merrill Lynch and Morgan Stanley are investment banking firms that provide a full range of financial services for institutional and individual clients. Although neither Merrill Lynch nor Morgan Stanley admit that they or any of their respective directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning Merrill Lynch and Morgan Stanley, each of Merrill Lynch and Morgan Stanley may assist RSC in such a solicitation. In the normal course of business, each of Merrill Lynch and Morgan Stanley may trade securities of RSC for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities. As of June 1, 1999, Merrill Lynch held a net long position of 436 shares of RSC's common stock. As of June 1, 1999, Morgan Stanley held a net short position of 17,100 shares of RSC's common stock. In connection with its role as financial advisors to RSC, Merrill Lynch and the following investment banking employees of Merrill Lynch may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of RSC: Paul A. Stefanick, James H. Caldwell and Jack C. MacDonald. In connection with its role as financial advisors to RSC, Morgan Stanley and the following investment banking employees of Morgan Stanley may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of RSC: R. Bradford Evans, Paul J. Taubman, Glenn R. Robson, Neil B. Morganbesser and Pietro Cinquegrana.